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                                                                     EXHIBIT 2.2

                                 June 12, 1997


Mr. Robert E. Geddes
Mr. Thomas Miserendino
Mr. Brian F. Murphy
c/o  Audrey and Jane, Inc.
     New Avalon, Inc.
     Eric/Chandler Ltd., Inc.
     TBA Media, Inc.
     Eric Chandler Merchandising, Inc.
17835 Ventura Blvd., Suite 300
Encino, California  91316

         RE: Acquisition by Nashville Country Club, Inc., a Tennessee corporation (the "Company"), of a fifty-one percent (51%) interest in certain businesses owned and/or controlled by Robert E. Geddes, Thomas Miserendino and Brian F. Murphy (collectively, the "Sellers"), including New Avalon, Inc. (d/b/a Avalon Attractions), Irvine Meadows Amphitheater, Eric/Chandler Ltd., Inc., Eric Chandler Merchandising, Inc., a to-be-formed amphitheater development corporation ("West Coast Amphitheater Corp.") and TBA Media, Inc. (collectively, "Avalon West Coast")

Gentlemen:

         This letter agreement (the "Letter Agreement") is intended to set forth the binding agreement between the Sellers (the sole or majority owners of the businesses and assets comprising Avalon West Coast) and the Company on the terms set forth herein and in the definitive Acquisition Agreement (hereinafter defined) contemplated hereby regarding the Company's acquisition of a fifty-one percent (51%) interest in Avalon West Coast.

         Subject to the conditions set forth herein, the Company and the Sellers agree as follows:

                 1. The Company, or a wholly-owned affiliate of the Company, will purchase from Robert E. Geddes ("Geddes") and/or Audrey and Jane, Inc., a California corporation controlled by Geddes, a fifty-one percent (51%) interest in Irvine Meadows Amphitheater, a California general partnership ("IMA Partners").

                 2. The Company, or a wholly-owned affiliate of the Company, will purchase from the Sellers fifty-one percent (51%) of the capital stock or other equity interests in each of the businesses comprising Avalon West Coast other than the interest in IMA Partners to be acquired from either Geddes or Audrey and Jane, Inc. (collectively, the "West Coast Entities"). The acquisition of the interest in IMA Partners and the West Coast Entities will collectively be referred to as the "Acquisition." The fifty-one percent (51%) interest in IMA Partners and the West Coast Entities to be acquired by the Company from the Sellers shall be free of any material management contracts, fee
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         agreements, employment or consulting agreements, or other similar arrangements or agreements payable to one or more of the Sellers and/or their respective affiliated entities, other than the existing agreements between (i) IMA Partners and TBA Media, Inc., and (ii) Avalon Entertainment Group, Inc. and New Avalon, Inc.

                 3. The aggregate purchase price (the "Purchase Price") payable to all Sellers as a group for the Acquisition will be the greater of (i) $7,000,000, or (ii) fifty-one percent (51%) of the sum of (i) six times the average of EBITDA, as calculated in accordance with generally accepted accounting principles, for IMA Partners and West Coast Amphitheater Corp. for the years 1996, 1997 and 1998 (the "Computation Period") and (ii) six times the average of the net income before taxes, as calculated in accordance with generally accepted accounting principles, of the West Coast Entities (other than West Coast Amphitheater Corp.) for the Computation Period. The Purchase Price shall be payable in two installments (i) $7,000,000 in cash by wire transfer or certified or cashier's check at closing, and (ii) shares of the Company's common stock as set forth hereinbelow, in each case allocated among the Sellers as they shall agree. Within thirty
         (30) days following receipt of the audited financial statements for the businesses comprising Avalon West Coast for the last year of the Computation Period, the Company will prepare a statement (the "Purchase Price Statement") with respect to the Acquisition to determine the Purchase Price and deliver the Purchase Price Statement to Sellers. The second installment of the Purchase Price shall be paid in shares of the Company's common stock valued at the average closing price of the Company's common stock as reported by NASDAQ for each day in the Computation Period. The Company shall issue to the Sellers that number of shares of the Company's common stock as set forth in the Purchase Price Statement within thirty (30) days of the delivery of the Purchase Price Statement to the Sellers. Such shares of common stock shall be registered thereafter by the Company, at its expense, pursuant to certain demand registration rights granted to the holders thereof. Such demand registration rights will provide for the registration of such holders' shares of Company common stock in connection with registrations effected by the Company with respect to public offerings of its common stock (subject to customary cutbacks imposed by underwriters), on a shelf registration basis pursuant to a registration statement on Form S-3, or by such other means as the Company and the holders shall mutually agree to facilitate the distribution of such holders' shares in accordance with their intended means of distribution. At closing, Sellers and the Company (or its acquiring subsidiary, as applicable) shall enter into mutually acceptable Shareholders' Agreements with respect to the West Coast Entities and similar agreements with respect to IMA Partners, such agreements to include future investment and financing rights.

                 4. The Company will, subject to the prior buyout of the current Consulting Agreements between the Company and Geddes and
         Thomas Miserendino ("Miserendino"), enter into employment agreements with Geddes, Miserendino and Brian F. Murphy ("Murphy"), effective upon closing. Such employment agreements will be for a term ending December 31, 2002 and provide for aggregate annual compensation of $750,000 to be divided between base salary and performance based compensation. The employment agreements will provide that Geddes, Miserendino and Murphy will be entitled to participate in all benefit and retirement plans of the Company to the same extent as other senior
         executives of the Company.   The
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         employment agreements will provide that each employee shall devote his full business time to the business of the Company and Avalon West Coast, and will also contain nondisclosure covenants, noncompetition covenants and covenants not to hire which are substantially similar to those contained in the Consulting Agreements currently in force between the Company and Geddes and Miserendino.

                 5. The agreement relating to the Acquisition (the "Acquisition Agreement") shall contain: (i) customary representations and warranties for a transaction of the proposed nature of the Acquisition including, but not limited to, representations and warranties regarding (a) Organization and Standing; (b) Authorization and Binding Obligation; (c) Taxes; (d) Personal Property; (e) Real Property; (f) Contracts; (g) Environmental Matters; (h) Financial Statements; (i) Personnel Information; (j) Litigation; (k) Compliance with Laws; (ii) covenants as to the operation of the entities comprising Avalon West Coast in the normal course in accordance with good commercial practice and the prior established practices of the Sellers; (iii) the required maintenance of the physical assets associated with Avalon West Coast; (iv) maintenance of insurance as appropriate and in accordance with past practices; (v) preservation of the business relations of the entities comprising Avalon West Coast, both contractual and otherwise, with suppliers, customers, employees and patrons; and (vi) provisions for the survival of all representations for a reasonable period after closing.

                 6. The Acquisition Agreement shall obligate the Sellers to deliver at closing, among other things, all necessary consents to the Acquisition so that the Company shall enjoy, to the extent of its interests, the benefits of ownership of Avalon West Coast as the Sellers currently enjoy, and shall condition the closing of the Acquisition upon, among other things, (i) the continued truth and accuracy of the representations and warranties contained in the Acquisition Agreement; (ii) the maintenance of the businesses of Avalon West Coast and the Company free of material adverse damage or change; (iii) the conduct of the business of Avalon West Coast in accordance with present practices; and (iv) delivery of legal opinions as reasonably required by the parties.

                 7. The Company hereby acknowledges its commitment, subject to the successful completion of the Acquisition and the receipt by the Company of financing on acceptable terms, to provide monetary support, at the same cost of capital at which the Company provides capital to the Company's other subsidiary entities, to develop the amphitheaters proposed to be constructed by West Coast Amphitheater Corp. in Camarillo, California (the "Camarillo Amphitheater") and Portland, Oregon (the "Portland Amphitheater").
         The Company anticipates the funds for this support will be raised through either public or private debt or equity offerings conducted by the Company. If development of the Camarillo Amphitheater and the Portland Amphitheater is delayed solely and exclusively due to the Company's inability to adequately fund such development, the Computation Period for purposes of determining that portion of the Purchase Price allocable to West Coast Amphitheater Corp. only shall be extended by the period of such delay. Any additional consideration payable in shares of the Company's common stock to Sellers upon the termination of the Computation Period, as extended, shall be issued to the Sellers within thirty (30) days of the date of determination of said adjusted Purchase Price.
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                 8.       The Company hereby acknowledges that, subject to the
         approval of the shareholders of the Company, it will change its state of incorporation from the State of Tennessee to the State of Delaware.

                 9. It is the intention of the parties hereto that after the consummation of the Acquisition, the Company will restructure its operating structure (the "Restructuring") to include a Chairman/Chief Executive Officer, a President/Chief Operating Officer, a Chief Financial Officer and an Executive Vice President. After the Restructuring, major operational decisions of the Company will be made jointly by the Chairman and the President, subject to the approval, where appropriate, of the Board of Directors of the Company. It is anticipated that Thomas Jackson Weaver, III will be Chairman, Geddes will be President and Miserendino will be Executive Vice President.

                 10. This Letter Agreement constitutes a binding agreement between the parties hereto as to the matters set forth above and will inure to the benefit of the parties and their respective successors. This Letter Agreement contemplates, however, that the parties will enter into a mutually acceptable definitive Acquisition Agreement which sets forth, among other things, the provisions described in paragraphs 1 through 9 above. The parties hereto agree to use their best efforts to close the Acquisition on or prior to July 31, 1997.

                 11. Except as otherwise provided herein, this Letter Agreement may be amended or modified only by a writing executed by all of the parties.

         Prior to the consummation of the transactions contemplated herein, no party hereto shall make any public release, statement or communication of any information regarding, or otherwise disclose any information with respect to, the matters contemplated herein except (i) that a press release in conformity with SEC disclosure requirements shall be issued by the Company if deemed necessary, (ii) that the parties hereto shall continue such communications with directors, employees, customers, suppliers, franchisees, lenders, lessors, shareholders, partners and other particular groups as may be legally required or necessary or appropriate and not inconsistent with the best interests of the other parties for the proper consummation of the transactions contemplated herein, and (iii) as required by law.

         Please sign and date this letter in the space provided below to confirm your understandings and agreements as set forth in this letter and return the signed copy thereof to the undersigned by fax at (901)764-6107 and by return mail. If agreed to, the parties shall proceed in good faith and with collective best efforts to enter into a mutually acceptable Acquisition Agreement and other related documents. In addition to the matters set forth in paragraph 6 above, the consummation of the Acquisition shall be contingent upon satisfactory due diligence by the Company and the Company's ability to obtain financing for the Acquisition on terms and conditions satisfactory to the Company.

         Each of the Company and Avalon West Coast will be solely responsible for and bear all of their respective expenses, including, without limitations, expenses of legal counsel, accountants and other advisors, incurred at any time in connection with all negotiations and efforts to enter into the Acquisition Agreement and any other related agreement and the transactions contemplated thereby. This Letter Agreement may be executed in counterparts,
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each of which shall be deemed an original, and such counterparts shall constitute but one and the same letter.

                                    Sincerely yours,

                                    NASHVILLE COUNTRY CLUB, INC.


                                    By:  /s/ Thomas Jackson Weaver III
                                         ------------------------------------
                                         Thomas Jackson Weaver III, President



AGREED AND ACCEPTED THIS 12TH
DAY OF JUNE 1997:



/s/ Robert E. Geddes
------------------------------
Robert E.  Geddes*



   *Solely with respect to IMA
   Partners, New Avalon, Inc.,
   Eric/Chandler, Ltd., Inc.,
   Eric Chandler Merchandising,
   Inc., TBA Media, Inc. and
   West Coast Amphitheater Corp.




/s/ Thomas Miserendino
------------------------------
Thomas Miserendino*

   *Solely with respect to New
   Avalon, Inc., Eric/Chandler,
   Ltd., Inc., Eric Chandler
   Merchandising, Inc., TBA
   Media, Inc. and West Coast
   Amphitheater Corp.



/s/ Brian F. Murphy
------------------------------
Brian F. Murphy*

   *Solely with respect to New
   Avalon, Inc., TBA Media, Inc.
   and West Coast Amphitheater
   Corp.